DM

SECI 18005964 ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response . . .	12.00

SEC FILE NUMBER
8-40862

Mail Processing Section
FEB 28 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CP INVESTMENTS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 11th floor
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 272-1300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

555 West 5th Street, Suite 2700	Los Angeles,	California	90013-1010
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew Prinn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CP Investments LLC (the "Company") for the year ended December 31, 2017, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

See Attached Jurat
Notary Public

CP Investments LLC
Table of Contents

This report contains (check all applicable boxes):

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA)
) ss.:
COUNTY OF LOS ANGELES)

On February 23, 2018 before me, Rachel E. Benitez, Notary Public, personally appeared Matthew Prinn, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct

WITNESS my hand and official seal.

RACHEL E. BENITEZ
Notary Public – California
Los Angeles County
Commission # 2213870
My Comm. Expires Sep 14, 2021

Signature of Notary Public (Seal)

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
CP Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CP Investments LLC (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, and changes in members' capital for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 23, 2018

We have served as the Company's auditor since 1995.

CP INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CASH (Note 2)	$397,007
PREPAID AND OTHER ASSETS	57,913
TOTAL	$454,920

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 20,451
Total liabilities	20,451
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S CAPITAL	434,469
TOTAL	$454,920

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

REVENUES — Placement agent service fees (Note 2)	$ 540,000
EXPENSES:	
Placement agent service fees (Note 2 and 3)	540,000
Professional fees	78,507
Other general and administrative expenses	68,578
Total expenses	687,085
NET LOSS	$ (147,085)

CP INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2017

	Member's Capital
BALANCE — January 1, 2017	$406,554
Contributions	175,000
Net loss	(147,085)
BALANCE — December 31, 2017	$434,469

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (147,085)
Adjustments to reconcile net loss to net cash used in operating activities — changes in assets and liabilities:	
Due from affiliates	19,078
Prepaid and other assets	(8,645)
Due to affiliates	(19,078)
Accounts payable and accrued expenses	1,597
Net cash used in operating activities	(154,133)
CASH FLOWS FROM FINANCING ACTIVITIES - Contributions	175,000
NET INCREASE IN CASH	20,867
CASH — Beginning of year	376,140
CASH — End of year	$ 397,007

See notes to financial statements.

1. NATURE OF OPERATIONS

CP Investments LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company provides placement agent services to certain private funds advised by affiliated entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the 1934 Act for brokers and dealers in securities.

Cash — Cash includes cash in a deposit account.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis. There were no securities transactions outstanding or during the year.

Placement Agent Service Fees — The Company earned placement agent service fees from Canyon Capital Advisors LLC ("CCA"), ICE Canyon LLC ("ICE") and Canyon Partners Real Estate LLC ("CPRE"), with respect to the Company's engagement to provide certain agreed-upon services in connection with identifying prospective investors that may invest in the limited partner interests or other similarly styled equity interests of one or more investment entities and/or any parallel funds managed by CCA, ICE, and CPRE. Placement agent service fees are recognized when the underlying services rendered are completed in accordance with the terms of the agreements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued income and expenses.

Recent Accounting Pronouncements —In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company expects to adopt the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings. The

Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. The Company is also evaluating its disclosures and may provide additional disaggregation of revenue upon adoption of ASU 2014-09.

In August 2016, the FASB issued guidance intended to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, and distributions from certain equity method investments. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. This guidance is not expected to have an impact on the Company's accompanying financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. The primary allocated expense is compensation, employee benefits, and overhead expenses that include, but are not limited to, lease and office space, office equipment, supplies, and furnishings, telecommunications equipment, and computer hardware and software. The allocation methodology is derived from overhead expense and wages and salaries of registered personnel of the Company with respect to services provided on behalf of the Company. For the year ended December 31, 2017, $540,000 was incurred in expenses and paid in full for these services and is included in the statement of operations. As previously indicated, the Company earns placement agent service fees from affiliated entities that include CCA, ICE, and CPRE. For the year ended December 31, 2017, $540,000 was included in "*revenues*" in the statement of operations for such fees. Additionally, the Company has a letter of support from the Parent that the Parent will be willing and able to provide capital contributions when needed to ensure the ability to continue as a going concern. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company received capital contributions of $175,000 from the Parent in 2017.

Financial Condition - The Company has experienced substantial recurring losses from operations as of December 31, 2017. The Company's ability to continue its operations and to meet its capital requirements is dependent on continued financial support from the Parent. The Parent has represented its intent to continue to provide financial support to the Company for terms that extend through February 23, 2019.

4. INCOME TAXES

As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The Parent is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2017, the Company did not have a liability for any unrecognized tax benefits

nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements.

The Company will continue to review any conclusions reached regarding uncertain tax positions that may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by state and local jurisdictions, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are 2013, 2014, 2015, and 2016 for California state tax purposes.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2017, the Company had net capital of $376,556, which is $126,556 in excess of required net capital.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company does not have a clearing broker. In the future, should the Company's services require the use of a clearing broker, the Company will follow the necessary process to retain a new clearing broker before offering such services. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

7. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULES

CP INVESTMENTS LLC

SCHEDULE g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2017

TOTAL MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$434,469
LESS DEDUCTIONS AND/OR CHARGES	
Prepaid and other assets	57,913
NET CAPITAL	376,556
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$126,556
NET CAPITAL IN EXCESS OF 120% OF MINIMUM NET CAPITAL REQUIREMENT	$ 76,556

Note: There were no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2017 filed on January 15, 2018.

CP INVESTMENTS LLC

SCHEDULE h

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

CP INVESTMENTS LLC

SCHEDULE I

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2017

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
CP Investments, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CP Investments LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 23, 2018

CP Investments, LLC Member NASD and SIPC

2000 Avenue of the Stars, 11th Floor • Los Angeles, CA 90067

1-310-272-1000 phone

CP Investments LLC's Exemption Report

CP Investments LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year from January 1, 2017 to December 31, 2017 without exception.

CP Investments LLC

By: Matt Prinn
Title: Chief Financial Officer
February 23, 2018